BALATON POWER INC.
MANAGEMENT DISCUSSION AND ANALYSIS
June 30, 2010

Management Discussion and Analysis of Financial Position and Results of Operation

Date of Report

The following information has been prepared as of August 26, 2010 and should be read in conjunction with the un-audited consolidated financial statements of Balaton Power Inc. (the “Company”) for the three-months and six months ended June 30, 2010 as well as the audited financial statements for the year ended December 31, 2009. Management is responsible for the preparation of the financial statement and this MD&A.

Except for the Company’s change from Canadian GAAP to U.S. GAAP as discussed below, the Company’s critical accounting estimates, significant accounting policies and risk factors have remained substantially unchanged and are still applicable to the Company unless otherwise indicated. All amounts are expressed in United States dollars unless otherwise indicated. Additional information for the Company may be obtained from www.sedar.com.

FORWARD LOOKING STATEMENTS

Except for historical information the Management Discussion and Analysis may contain forward-looking statements. These statements involve known and unknown facts, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or other achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward looking statements. Moreover, neither the Company nor anyone else assumes responsibility for the accuracy and completeness of these forward-looking statements. The Company is under no duty to update any of these forward-looking statements after the date of this report. You should not place undue reliance on the forward-looking statements.

Overall Performance

Description of Business

The Company has limited operations. The Company has no producing properties and, consequently, has no current operating income or cash flow from its mineral interests. As of the date of this MD&A, the Company has two principle activities:

1.

the Company is seeking approval of the Government of the State of Orissa in India to a revised a Joint Venture Agreement between the Company’s wholly owned subsidiary, Continental Resources (USA) Ltd. (“CRL”), and Orissa Mining Corporation (“OMC”), a State Government owned entity of the State of Orissa in India; this agreement relates to the development of the Gandhamardan Bauxite Deposit (the “Gandhamardan Project” or the “Project”). The activities of the Company are dependent on the success of obtaining the approval of the Government of the Sate of Orissa to the revised Joint Venture Agreement. In September 2009 the Company reinstated its 2005 Consortium Agreement with VISA International Ltd. (“VISA”) that relates to the Project. The Gandhamardan Project is more fully described in the Company’s filings on www.sedar.com.

2.

the Company entered into an agreement (the “Purchase of Rights Option Agreement”) with JAL Exploration Inc. (“JAL”) on July 27, 2010 relating to the purchase of the right to enter into an option agreement (the “Option Agreement”) with JAL (the “Right”) on three mineral rights licences comprising 200 claims and approximately 5,000 hectares located on the east coast of northern Labrador, Canada, known as the Voisey’s Bay West Property (the “Voisey’s Bay Property”). The Voisey’s Bay Property and the Purchase of Rights Option Agreement is more fully described in the Company’s filing on www.sedar.com.

General Discussion

Gandhamardan Project

The Company has limited operations and there is no assurance that a commercially viable bauxite deposit exists at the Gandhamardan Project site. Further developmental and exploration work is required before a final evaluation as to the economic and legal feasibility of the Project is determined.

In 2002 the Company acquired a 100% interest in CRL. CRL is working with the State of Orissa Government agencies to enter into a revised joint venture agreement with OMC that will provide for the right to explore and develop the Gandhamardan Project. During the period ended June 30, 2010 the Company continued to work on the Gandhamardan Project through its wholly owned subsidiary CRL. Meetings were held during the previous quarter with OMC and VISA relating to the Project.

The bauxite deposit related to the Gandhamardan Project contains a total historic estimate of 201.2 million tonnes averaging 46.4% Al2O3 and 2.44% SiO2. This resource estimate was calculated prior to the Canadian Institute of Mining and Metallurgy (CIM) Best Practices Guidelines for Estimation of Mineral Resources and Mineral Reserves and National Instrument 43-101 (NI 43-101) and were not performed to CIM standards. The Company has obtained the original data but a qualified person has not done the work necessary to verify the classification of the resource and the company is not treating it as a NI 43-101 defined resource. It is a historic estimate that should not be relied upon. Moreover, there is no guarantee that further work will result in the delineation of the current mineral resources. A NI 43-101 Technical Report (Summary Report Gandhamardan Bauxite Deposit February 9, 2007) prepared by Ernest A. Gallo is available for review on www.sedar.com.

CRL’s efforts with respect to the Project to date are based upon the terms of an agreement with OMC, which has been superseded and replaced by a further agreement between CRL and OMC (the “revised agreement”). The terms of the revised agreement have been accepted by both CRL and OMC, however the revised agreement remains subject to the approval of the State Government of Orissa, India. As of the date of this MD&A, the Orissa State Government has not authorized OMC to execute the final revised agreement.

There can be no assurance the Orissa State Government will authorize OMC to sign the definitive agreement or sign the definitive agreement on the terms currently prescribed. In the event that OMC does not sign the revised agreement, the Company’s interest in the Project would be significantly adversely affected.

Three Months Results of Operations for the interim period ended June 30, 2010

The Company’s loss (as well as operating expenses) for the interim period ended June 30, 2010 totaled $30,524 or less than $0.01 per share compared to $27,995 or less than $0.01 per share for the same period ended June 30, 2009. The losses for the period ended June 30, 2010 were approximately the same when comparing these two periods.

The Company’s variations in expenditures are directly related to the Company’s requirements for securing the Joint Venture Agreement with OMC. During the previous period ended March 31, 2010 a trip was made to India by consultants on behalf of the Company to meet with both OMC and VISA. These meetings were beneficial to the Company in that they provided a plan for subsequent meetings with OMC and government officials of the State of Orissa. The Company will continue to raise working capital as its needs become apparent.

No significant increase occurred in professional fees when comparing $13,185 during the period ended June 30, 2010 to $17,288 during the same period in 2009.

The Administration and General expenditures incurred during the three months ended June 30, 2010 were $2,339 compared to $10,707 for the same period in 2009. The following is an allocation of the expenditures reported under administrative and general for the three months ended June 30, 2009 and June 30, 2010.

Category	June 30, 2009	June 30, 2010
General Operating	10,707	2,339

Summary of Quarterly Results (unaudited)

The following table provides a summary of the Company’s financial statements for the past eight quarters:

	2010			2009			2008
	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30
Total Assets	42,905	120,058	44,904	60,765	31,906	31,906	31,906	105,403
Total Liabilities	775,554	822,182	679,580	672,012	862,386	857,385	843,795	796,434
Shareholders’ Equity	(732,649)	(702,124)	(634,676)	(611,247)	(830,480)	(825,479)	(811,890)	(691,031)
Revenue	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Major Expenses:
Administration & General	2,339	27,130	44,904	40,213	10,707	2,590	6,802	27,669
Consulting fees & commissions	15,000	15,000	22,000	28,500	-0-	-0-	-0-	-0-
Professional fees	13,185	25,319	83,783	24,729	17,288	11,000	39,057	25,056
Stock Based Compensation	-0-	-0-	34,997	1,223,039	-0-	-0-	-0-	-0-
Write-down of investment	-0-	-0-	-0-	-0-	-0-	-0-	75,000	-0-
Net Loss	30,524	67,449	185,684	1,316,481	27,995	13,590	120,859	52,725
Loss per Common Share	$0.00	$0.01	$0.01	$0.02	$0.01	$0.01	$0.01	$0.01

The Company’s financial statements are expressed in U.S. dollars and have been prepared in accordance with U.S. GAAP.

Six Months Results of Operations

The Administration and General expenditures incurred during the six months ended June 30, 2010 were $29,469 compared to $13,297 for the same period in 2009. The following is an allocation of the expenditures reported under administrative and general for the six months ended June 30, 2009 and June 30, 2010.

Category	June 30, 2009	June 30, 2010
Travel	-0-	15,000
General Operating	13,297	14,469

Total professional fees totaled $38,504 for the six months ended June 30, 2010 compared to $28,288 for the same period in 2009. These were for professional fees related to accounting and fees for the audit of the fiscal years ended December 31, 2009 and 2008 respectively. The increase in professional fees is related to the additional fees incurred for the preparation and conducting the audit for the Company’s fiscal year end of December 31, 2009.

The Company had a net loss of $97,973 for the six months ended June 30, 2010 compared to a net loss of $41,585 for the same period in 2009. The increase in loss is primarily related to the increase in consulting fees of $30,000 plus an increase in professional fees and Administrative and general expenditures of $26,388 over 2009.

Liquidity

As of the date of this MD&A, the Company has yet to generate any revenue from its business operations.

On June 30, 2010 the Company had $10,999 in cash compared to $12,998 on December 31, 2009. On June 30, 2010 the Company had negative working capital of $761,555 compared to a negative working capital of $663,582 on December 31, 2009. Subsequent to the end of the quarter ended June 30, 2010 the Company announced on August 4, 2010 a non-brokered private placement of 14 million units, for an aggregate gross proceeds of $420,000 of which up to 7 million of the unit shares will be designated as flow-through shares (the “Flow Through Shares”) for the purposes of the Income Tax Act (Canada).

The liabilities of the Company as of June 30, 2010 were $775,554 as compared to $679,580 as of June 30, 2009. The increase in liabilities is related to share subscriptions of $130,000.

As of June 30, 2010, the Company had an accumulated deficit of $732,649, compared to $634,676 as of June 30, 2009. This continued increase in Company’s accumulated accounted deficit was due to continued expenditures without offsetting revenues.

Capital Resources

The Company is currently not able to meet its financial commitments as they become due. There can be no assurance that the Company will continue to be successful in raising additional capital to meet future obligations of the Company. The Company is dependent on the proceeds of future financings to finance the exploration and potential development of the Gandhamardan Project and its operations. Further funds will be required to develop the Gandhamardan Project if it is determined to be economical.

The Company announced on March 25, 2010 that it intends to undertake a non-brokered private placement of up to 9 million units at the price of $0.02 per unit for an aggregate gross proceeds of $180,000 (the “Offering”). The proceeds of the Offering will be used for working capital. The completion of the Offering is subject to the execution of definitive documentation with regulatory hold periods from the date of issuance. Each unit of the Offering will consist of one common share of the Company and two common share purchase warrants of the Company, respectively an A Warrant and a B Warrant. Each A Warrant will entitle the holder thereof to purchase one common share of the Company at the exercise price of $0.03 for a period of one year after the closing date of the Offering and each B Warrant will entitle the holder thereof to purchase one common share of the Company at the exercise price of $0.03 for a period of two years after the closing date of the Offering.

The Company announced on March 25, 2010 to clarify the previous amendment of the exercise price of 9,000,000 A Warrants and 9,000,000 B Warrants issued pursuant to a private placement announced April 17, 2009 and debt settlements carried out in July of 2009. A total of 12,000,000 warrants were issued in the first tranche of the private placement (6,000,000 each of A and B Warrants) on August 20, 2009 and will expire August 20, 2010. A total of 2,000,000 warrants were issued in the second tranche of the private placement (1,000,000 each of A and B Warrants) on October 16, 2009 and will expire on October 16, 2010. A total of 4,000,000 warrants (2,000,000 each of A and B Warrants) were issued pursuant to the debt settlement agreements on July 23, 2009 and will expire on July 23, 2010. The exercise price of the A and B Warrants were amended by reducing the price at which the warrants are exercised from $0.05 per share to $0.03 per share for the A Warrants and $0.10 per share to $0.03 per share for the B Warrants.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

As of June 30, 2010, the Company had a receivable due from an affiliate in the amount of $28,906 (2009 - $28,906).

In October 2009 the Company entered into management agreements with its Chief Executive and Chief Financial Officers. Each agreement is for an initial one-year term and will automatically renew annually. Consulting fees paid to these individuals aggregated $15,000 for the period ended June 30, 2010 compared to nil for the same period in 2009.

Loans Payable

The Company received a loan in the amount of $15,000 from three shareholders of the Company for the purposes of financing the Company’s trip to India during the previous quarter. The loan bears interest at a rate of 12% per annum. Subsequent to June 30, 2010 each of these three loans was repaid with interest totaling $16,050.

Fourth Quarter

Not applicable.

Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Changes in Accounting Policies

The Company prepares its consolidated financial statements in conformity with generally accepted accounting principles of the United States of America. In previous years, the Company prepared its consolidated financial statements in accordance with Canadian generally accepted accounting principles to satisfy SEC filing requirements. The conversion from Canadian GAAP to U.S. GAAP has been done in the financial statements presented here. In the years 2008 and before there were no accounting differences in U.S. and Canadian GAAP. Had the financial statements been presented in Canadian GAAP for the year ended December 31, 2009, there would have been a decrease in additional paid-in capital and an increase in common stock of $364,538 for the exercise of the 3,272,333 warrants. There were no accounting differences for the 3 months ended June 30, 2010 and 2009.

Financial Instruments and Other Instruments

The Company’s financial instruments consist of cash, accounts receivable, taxes recoverable, accounts payable and amounts due to related parties. Unless otherwise noted, it is Management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of the Company’s current assets and current liabilities are estimated by management to approximate their carrying values based on the immediate or short-term maturity of these instruments.

The Company believes that the impact of foreign currency fluctuations will not adversely affect the Company. The Canadian/US dollar exchange rate did improve in favour of the Canadian dollar during fiscal year 2009 or in the period ended June 30, 2010. The Company does not take any steps to hedge against currency fluctuations. In addition, the Company does not anticipate the impact of inflation to be material to the Company in its efforts to both retain and attract partners for its consortium for the development of the Gandhamardan Project. The Indian currency is not expected to have an adverse affect on the Company during the initial phases of negotiating with potential partners or adding members to a consortium for the development of the project in India by CRL.

Other MD&A Requirements

Additional information relating to the Company, including the Company’s annual filings, is available on SEDAR at www.sedar.com.

Subsequent Events

On July 27, 2010 the Company entered into the Purchase of Options Right Agreement with JAL to purchase the Right to enter into the Option Agreement with JAL. The Right, if exercised by the Company, allows the Company the opportunity to enter into the Option Agreement, with the Option Agreement providing the Company options to acquire up to an undivided 80% interest in the Property, subject to a 2% NSR. The Company is to pay the purchase price for the Right by:

1. paying US$30,000 at the signing of the Purchase of Options Right Agreement, or by no later than July 27, 2010; (Done)
2. issuing 3,000,000 common shares of the Company (the “Shares”) by July 30, 2010; (Done)
3. paying US$30,000 by August 15, 2010; (Done)
4. paying US$40,000 by August 31, 2010;
5. spending no less than US$150,000 in exploration expenditures on the Property by December 31, 2010;
6. causing to be prepared a National Instrument 43-101 compliant technical report for the Property by January 31, 2011; and
7. reimbursing JAL for its expenses incurred in the application for the approval of the 2010 work program.

At any time after the completion of the purchase of the Right described above, which purchase is a firm commitment, but by no later than February 28, 2011, the Company may elect to exercise the Right and thereby enter into the Option Agreement with JAL for a further payment of US$25,000.

If the Company elects to exercise the Right and thereby enter into the Option Agreement, pursuant to the terms of the Option Agreement, the Company may acquire up to an 80% in the Property, subject to a 2% NSR, in up to two phases. In phase one (the “First Option”), the Company will acquire a 55% interest in the Property by, among other things:

1. upon entering into the Option Agreement, but by no later than February 28, 2011, issuing 3,000,000 Shares;
2. paying a total of US$200,000 by December 31, 2013;
3. issuing an additional 9,000,000 Shares by December 31, 2013;
4. spending no less than US$4,000,000 in exploration expenditures on the Property by December 31,2013;
5. upon notice of exercise of the First Option, but no later than March 31, 2014, issuing an amount of Shares equal to 10% of the then issued and outstanding capital of the Company;
6. causing a pre-feasibility report pertaining to the Property to be prepared by June 30, 2014; and
7. causing the Shares to be listed on either the Canadian National Stock Exchange, the Toronto Stock Exchange or the TSX Venture Exchange by September 30, 2011.

In phase two (the “Second Option”), the Company will acquire a further 25% interest (for an aggregate 80% interest) in the Property by, among other things:

1. paying a total of US$400,000 by July 31, 2016;
2. issuing an additional 10,000,000 Shares by July 31, 2015;
3. upon notice of exercise of the Second Option, but no later than December 31, 2016, issuing anamount of Shares equal to 10% of the then issued and outstanding capital of the Company;
4. causing a feasibility report pertaining to the Property to be prepared by December 31, 2016; and
5. arranging for a semi-carried financing relating to the further development of the Property by December 31, 2017 and having the funding advanced to JAL by March 31, 2018.

At any time after completion of the First Option, the Company may elect not to acquire any further interest in the Property and immediately form a joint venture with JAL to further explore and develop the Property.

To the date of this MD&A, the Company has paid to JAL in accordance with the Purchase of Options Right Agreement a total of US$60,000 and issued JAL a total of 3,000,000 common shares of the Company. Management is working towards satisfaction of the remaining required payments and expenditures.

On July 27, 2010, the Company announced that further to its news releases of March 24 and March 25, 2010, it has closed the non-brokered private placement and received gross proceeds of US$180,000 for a total of 9,000,000 units of the Company as follows:

A placement of 9,000,000 units, each unit consisting of one common share of the Company and two share purchase warrants (an “A Warrant” and a “B Warrant”, respectively). Each A Warrant is exercisable to purchase one additional common share of the Company at an exercise price of US$0.03 until July 27, 2011 and each B Warrant is exercisable to purchase one additional common share of the Company at an exercise price of US$0.03 until July 27, 2012. A finder’s fee was payable on a small portion of the placement.

On July 29, 2010, the Company announced that it intends to undertake a non-brokered private placement of up to 11 million units at the price of $0.03 per unit for an aggregate gross proceeds of $330,000 (the “Offering”). Each unit of the Offering will consist of one common share of the Company and one common share purchase warrants of the Company. Each warrant will entitle the holder thereof to purchase one common share of the Company at the exercise price of $0.04 for a period of one year after the closing date of the Offering. Up to 5.5 million of the unit shares will be designated as flow-through shares (the “Flow Through Shares”) for the purposes of the Income Tax Act (Canada), at a price of $0.3 per Flow Through Share. The Company may pay a finder’s fee on funds raised from certain subscribers. The proceeds of the Offering will be used for working capital. The completion of the Offering is subject to the execution of definitive documentation with investors.

Insiders of the Company are participating in the Offering. Closing of the Offering is subject to the completion of subscription agreements with the investors.

All securities issued in connection with the Offering will be subject to a minimum four month hold period. The funds from the private placements will be used for exploration and development of the Voisey’s Bay West Property in Labrador.

On July 29, 2010 the Company also announced that it has arranged a convertible loan in the amount of $90,000 for a term of 24 months (the “Convertible Loan”). The loan will bear simple interest of 10%, payable upon the earlier of maturity or conversion. Upon prior notice to the Company, the loan is convertible into units of the Company at a deemed price of $0.03 per unit, each unit consisting of one common share and one common share purchase warrant entitling the holder to acquire an additional common shares at $0.04 per share, exercisable for a period expiring one year from the conversion date of the loan.

On August 4, 2010, the Company announced that further to its news release of July 29, 2010, it has increased the Offering from 11 million units to 14 million units, for aggregate gross proceeds of $420,000. Up to 7 million of the unit shares will be designated as Flow Through Shares for the purposes of the Income Tax Act (Canada).

On August 4, 2010, the Company further announced that the amount of the Convertible Loan was increased from $90,000 to $210,000, on the same terms as announced on July 29, 2010.

On August 9, 2010, the Company granted its directors a total of 1,100,000 options at an exercise price of US$0.05. The options expire on August 6, 2015.

During the month of August 2010, 3,500,000 outstanding warrants of the Company were exercised for gross proceeds of US$105,000.